Mr. Daniel Morris
Ms. Mara Ransom

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 1, 2020

Re:	To The Stars Academy of Arts & Science Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed August 3, 2020

Dear Mr. Morris and Ms. Ransom:

Thank you for your comments of August 20, 2020 regarding Amendment No. 1 to the Offering Statement of To The Stars Academy of Arts & Science Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Offering Statement on Form 1-A

The ADAM Research Project, page 25

1.	We note your response to prior comment 1. Please further revise to clarify the procedure you will follow to study and exploit the metamaterials, the anticipated cost and timeline of this process, and the material terms of your relevant agreements.

The company amended its disclosure on pages 25 and 26 to provide additional details relating to the company’s agreement with the U.S. Army and its plans for the scientific analysis of the metamaterials.

COVID-19 Global Pandemic, page 30

2.	In response to prior comment 2, you disclose that "media blackouts" had a negative effect on the company's performance during the pandemic. Please explain what the term "media blackout" means and when they occurred.

The company has clarified its disclosure around its marketing plans on pages 13, 30 and 41.

Security Ownership of Management and Certain Securityholders, page 47

3.	We note your response to prior comment 4. While we understand that you have amended your certificate of incorporation to change the voting rights of the Class B shares so that they are equal to those of the Class A shares, you have not clarified the terms of your March 2020 agreement to convert the Series B, the reasons the conversion was proposed in March 2020, or whether any conversions ever took place. Please explain and file any material agreements related to the Series B conversion, as contemplated in March 2020.

The company has entered into an amended Side Letter, dated August 29, 2020 that supersedes the letter from March 2020 and that is filed as Exhibit 6.25. In June 2020, the company amended its Certificate of Incorporation (filed as Exhibit 2.5 to this Offering Statement) to modify the rights of the Class B common shares, including their voting rights. The company does not intend to make any further amendments to the Class B shares. In addition, footnote 4 on page 47 has been amended.

Plan of Distribution, page 56

4.	We note your response to prior comment 6 and re-issue the comment in part. According to the agreement with Cambria filed as Exhibit 6.29, Cambria has agreed to solicit and sell the shares to qualified persons. Please provide your analysis as to why both Digital Offering and Cambria should not be identified as underwriters. Alternatively, please revise here and on the cover page to identify both as underwriters.

The company has amended disclosure on the Cover Page and in the Plan of Distribution section to identify Digital Offering and Cambria as underwriters.

Thank you again for the opportunity to respond to your questions to Amendment No. 1 to the Offering Statement of To The Stars Academy of Arts & Science Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
CrowdCheck Law LLP

cc: Kari DeLonge

Chief Content Officer
To The Stars Academy of Arts & Science Inc.
315 S. Coast Hwy 101

Suite U38

Encinitas, CA 92024